UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-19771
                                                         CUSIP NUMBER: 237887104

      (Check One): |X| Form 10-K |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
                   |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended: December 31, 2004

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR
      For the Transition Period Ended:

      Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

      DATA SYSTEMS & SOFTWARE INC.
      Full Name of Registrant

      Former Name if Applicable

      200 Route 17
      Address of Principal Executive Office (Street and Number)

      Mahwah, New Jersey  07430
      City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

      The registrant was not able to file its Annual Report on Form 10-K within the prescribed time period because it is experiencing delays in the collection of certain information required to be included in the Form 10-K. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.


PART IV -- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

George Morgenstern                   201                        529-2026
     (Name)                       (Area Code)              (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      Explanation:

      The registrant has announced its results for the year ended December 31, 2004. The press release announcing the results is attached hereto.

                          Data Systems & Software Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                        DATA SYSTEMS & SOFTWARE INC.

Date:  April 1, 2005                    By:      /s/ YACOV KAUFMAN
                                            ----------------------------
                                                 Yacov Kaufman
                                                 Chief Financial Officer

                                                                      ----------
                                                                        dssi
                                                                      ----------

FOR IMMEDIATE RELEASE
---------------------

CONTACT:

George Morgenstern, CEO
DATA SYSTEMS & SOFTWARE INC.
(201) 529-2026 E-mail: george@dssiinc.com

                     DATA SYSTEMS & SOFTWARE INC. ANNOUNCES
                  RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004

Mahwah, New Jersey - April 1, 2005 -- Data Systems & Software Inc. (OTCBB: DSSI) today announced results for the year ended December 31, 2004.

      The results for the year ended December 31, 2004 announced today, reflect the lower overall level of operations reported in 2004, due to the Company no longer fully consolidating Comverge commencing the second quarter of 2003. However, the Company continues to include Comverge's results in the Company's consolidated results on an equity basis and Comverge has continued to account for a majority of the Company's losses.

      The Company reported a net loss of $1.2 million for the year ended December 31, 2004, an 81% improvement over the net loss of $6.3 million for the year ended December 31, 2003. Sales for the year 2004 decreased to $30.1 million from 2003 sales of $35.0 million, due almost entirely to the inclusion in 2003 of Comverge's $4.7 million of first quarter sales; commencing the second quarter of 2003, the Company no longer consolidated Comverge's operations. Sales in the Company's two consolidated operating segments did not change significantly.

      The decrease in gross profit, to $6.5 million in 2004 from $7.1 million in 2003, was entirely attributable to the inclusion of Comverge's gross profit of $1.3 million in the first quarter of 2003. This decrease was partially offset by an increase in gross profit in both of the Company's consolidated segments, as a result of improved margins in both segments. In the software consulting and development segment the gross profit margin increased to 23% in 2004 from 21% in 2003, and in the computer hardware sales segment gross profit margin increased to 20% in 2004 from 17% in 2003. The consolidated gross profit margin improved, as the improvement in the company's operating segments more than offset the negative impact of the Company's no longer consolidating Comverge's relatively higher margin sales.

      The decrease in selling, marketing, general and administrative expenses ("SMG&A") in 2004 as compared to 2003, was primarily attributable to the fact that SMG&A in the 2003 period included $2.2 million of Comverge's SMG&A; since the second quarter of 2003, the Company no longer consolidates Comverge's operations. The remaining decrease in SMG&A was due to a decrease in SMG&A in the Company's software consulting and development segment as well as decreased corporate general and administrative expenses.

      The decrease in interest expense, net, was primarily attributable to completing the accretion of discounts and the amortization of related costs in connection with convertible debt and warrants in the first few months of 2003, which accounted for almost one-half of these expenses in 2003. Interest expense also decreased as a result of the continued reduction of the Company's outstanding bank debt balance, as well as reductions in interest rates throughout 2003 and 2004.

      The Company's share in Comverge's losses, whose results are accounted for on an equity basis as of the second quarter of 2003, decreased to $1.2 million in 2004 from $1.8 million in 2003. Comverge's net loss was $9.3 million and $8.0 million in 2004 and in the nine month period ended December 31, 2003, respectively. The decrease in the Company's share of Comverge's losses was attributable to the continued reduction in the Company's percentage of Comverge's preferred share equity, due to dilution as a result of investments by others and the Company's sale of a portion of its Comverge preferred shares in September 2004 for approximately $1.0 million, resulting in a gain of $0.7 million.

      Since the Company had not recorded revenues from its US-based consulting business since the latter part of 2003, during the second quarter of 2004, the Company discontinued its efforts to reestablish this business as it was previously conducted. As a result, the Company recorded a gain from discontinued operations of $0.3 million in 2004. The Company's 2003 results were not restated to reflect the discontinuance of this operation, as the presentation of that year's results would not be materially different.

      George Morgenstern, Chairman, President and Chief Executive Officer of DSSI commented: "During 2004 we continued to improve our operating results to the point that, excluding our equity losses from Comverge, our consolidated operations are operating at a profit. We look forward to continuing that trend. Our Comverge affiliate continues to grow and increase its backlog, and we look forward to seeing the impact on Comverge's bottom line results." Mr. Morgenstern also commented on the recently announced agreement in principle to sell dsIT: "I was extremely pleased to have been able to announce the agreement in principle for the sale of our dsIT subsidiary to Matrix IT Ltd. We are now in the due diligence and documentation process for the transaction and hope to close it sometime in the second quarter of this year."

      Data Systems & Software Inc. (OTCBB: DSSI) is a provider of software consulting and development services, and is an authorized direct seller and value added reseller of computer hardware. In addition, its Comverge Inc. equity affiliate provides energy intelligence solutions to utilities. Additional information about DSSI is available at www.dssiinc.com.

This press release includes forward-looking statements, which are subject to risks and uncertainties. This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. The ability of the Company to maintain profitable operations in its consolidated operating segments is subject to risks and uncertainties related to conditions in the market for computer hardware and IT solutions markets. There is no assurance that the Company will be able to maintain profitable operations from the operations of its consolidated operating segments over the short or long term. The ability of Comverge to continue to grow and improve its results is subject to risks associated with conditions in the market for energy intelligence solutions, including competition and the pace and consequences of deregulation. The consummation of the transaction for the sale of dsIT referred to in this release is subject to (i) satisfactory completion by Matrix of its due diligence investigation of dsIT, (ii) negotiation and execution of a definitive agreement, and (iii) the receipt of all necessary corporate and other approvals. The actual consideration to be paid by Matrix for the dsIT shares, and the amount that the Company may receive in connection with the transaction, is subject to adjustment. There is no assurance that the transaction will be consummated on the terms previously announced or at all. A more complete discussion of risks and uncertainties which may affect the accuracy of these statements and the Company's business generally is included in "Business--Factors Which May Affect Future Results" in the Company's most recent Annual Report on Form 10-K as filed by the Company with the Securities and Exchange Commission.


                                  Tables Follow

                  DATA SYSTEMS & SOFTWARE INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (in thousands)


                                     ASSETS                            As of December 31,
                                                                  ----------------------------
                                                                      2003            2004
                                                                  ------------    ------------
                                                                                   (unaudited)
                                                                                  ------------
Current assets:
  Cash and cash equivalents ...................................   $      1,213    $        685
    Short-term bank deposits ..................................             --              72
    Restricted cash ...........................................            351             354
    Accounts receivable, net ..................................          6,425           6,069
    Unbilled work-in-process ..................................            628             533
    Inventory .................................................             88              61
    Other current assets ......................................            661             540
                                                                  ------------    ------------
      Total current assets ....................................          9,366           8,314

Investment in Comverge ........................................             68              --
Property and equipment, net ...................................            814             649
Other assets ..................................................            613             737
Funds in respect of employee termination benefits .............          2,379           2,836
Goodwill ......................................................          4,430           4,408
Other intangible assets, net ..................................            114              81
                                                                  ------------    ------------
    Total assets ..............................................   $     17,784    $     17,025
                                                                  ============    ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term bank credit ......................................   $        968    $        729
  Current maturities of long-term debt ........................            659             466
  Trade accounts payable ......................................          2,586           2,283
  Accrued payroll, payroll taxes and social benefits ..........          1,451           1,735
  Other current liabilities ...................................          2,973           2,227
                                                                  ------------    ------------
    Total current liabilities .................................          8,637           7,440
                                                                  ------------    ------------

Long-term liabilities:
  Investment in Comverge ......................................             --           1,444
  Long-term debt ..............................................            632             201
  Liability for employee termination benefits .................          3,721           4,279
  Other liabilities ...........................................            227              65
                                                                  ------------    ------------

    Total long-term liabilities ...............................          4,580           5,989
                                                                  ------------    ------------

Commitments and contingencies (Note 11)
Minority interests ............................................          1,367           1,471
                                                                  ------------    ------------
Shareholders' equity:
  Common stock - $0.01 par value per share:
  Authorized - 20,000 shares; Issued - 8,741 and 8,937 shares
    for December 31, 2003 and 2004, respectively ..............             87              88
  Additional paid-in capital ..................................         39,595          39,733
  Warrants ....................................................            461             461
  Deferred compensation .......................................             --             (59)
  Accumulated deficit .........................................        (33,069)        (34,290)
Treasury stock, at cost - 839 and 821 shares for
  December 31, 2003 and 2004, respectively ....................         (3,874)         (3,791)
  Accumulated other comprehensive loss ........................             --             (17)
                                                                  ------------    ------------
Total shareholders' equity ....................................          3,200           2,125
                                                                  ------------    ------------
  Total liabilities and shareholders' equity ..................   $     17,784    $     17,025
                                                                  ============    ============

                  DATA SYSTEMS & SOFTWARE INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                      (in thousands, except per share data)

                                                                           Year ended December 31,
                                                                        ----------------------------
                                                                            2003*           2004
                                                                        ------------    ------------
                                                                                        (unaudited)
                                                                                        ------------
Sales:
  Products ..........................................................   $     22,006    $     18,034
  Services ..........................................................          9,791           8,991
  Projects ..........................................................          3,237           3,088
                                                                        ------------    ------------
    Total sales .....................................................         35,034          30,113
                                                                        ------------    ------------
Cost of sales:
  Products ..........................................................         18,201          14,609
  Services ..........................................................          6,997           6,692
  Projects ..........................................................          2,778           2,286
                                                                        ------------    ------------
    Total cost of sales .............................................         27,976          23,587
                                                                        ------------    ------------
                                                                               7,058           6,526
  Gross profit

Operating expenses:
  Research and development expenses .................................            153              30
  Selling, marketing, general and administrative expenses ...........         10,498           7,369
                                                                        ------------    ------------

    Total operating expenses ........................................         10,651           7,399
                                                                        ------------    ------------

Operating loss ......................................................         (3,593)           (873)

Interest income .....................................................             61              84
Interest expense ....................................................           (788)           (175)
Other income (expense), net .........................................           (475)            197
                                                                        ------------    ------------

  Loss before taxes on income .......................................         (4,795)           (767)
Taxes on income .....................................................             (1)            126
                                                                        ------------    ------------
Loss from operations of the Company and its consolidated subsidiaries         (4,794)           (893)
Share in losses of Comverge .........................................         (1,752)         (1,242)
Gain on sale of shares in Comverge ..................................             --             705
Minority interests ..................................................            264             (90)
                                                                        ------------    ------------
  Net loss from continuing operations ...............................         (6,282)         (1,520)
Net income (loss) from discontinued operations, net of tax ..........             --             348
                                                                        ------------    ------------

Net loss ............................................................   $     (6,282)   $     (1,172)
                                                                        ============    ============

Basic and diluted net income (loss) per share:
  Loss per share from continuing operations .........................   $      (0.89)   $      (0.24)
  Discontinued operations ...........................................             --            0.04
                                                                        ------------    ------------
  Net loss per share ................................................   $      (0.89)   $      (0.20)
                                                                        ============    ============
Weighted average number of shares
  outstanding - basic and diluted ...................................          7,738           7,976
                                                                        ============    ============

* Results for 2003 were not restated to reflect the discontinuation in 2004 of the Company's US software consulting operation since the presentation for 2003 would not have been materially different than originally reported.